                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 10)(1)

                                  GenCorp Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
 ------------------------------------------------------------------------------
                         (Title of class of securities)

                                    368682100
 ------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
 ------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 18, 2007
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

      Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

-------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,565,054
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,565,054
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,565,054
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,565,054
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,565,054
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,565,054
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,565,054
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,565,054
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,565,054
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 5 of 14 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 10 ("Amendment No. 10") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 10 amends the
Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

            The aggregate  purchase price of the 5,565,054 Shares owned by Steel
Partners II is $64,888,000.  The Shares owned by Steel Partners II were acquired with partnership funds.

      Item 5(a) is hereby amended and restated to read as follows:

            (a)The aggregate  percentage of Shares reported owned by each person named herein is based upon  56,300,000  Shares  outstanding,  which is the total number of Shares  outstanding  as of June 25, 2007 as  reported in the  Issuer's
Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 27, 2007.

            As of the close of  business  on July 19,  2007,  Steel  Partners II beneficially  owned 5,565,054  Shares,  constituting  approximately  9.9% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 5,565,054  Shares owned by Steel Partners
II,  constituting  approximately  9.9% of the  Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner of Steel Partners II, Warren G.  Lichtenstein  may be deemed to beneficially own the 5,565,054  Shares owned by Steel Partners II,  constituting approximately 9.9% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  5,565,054  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

      Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all  transactions  in the Shares by the Reporting  Persons during the past 60 days. All of such transactions were effected in the open market.

      Item 6 is hereby amended to add the following:

            Effective  July 18, 2007,  Steel Partners II entered into a Purchase
Trading Plan Agreement with Mutual Securities, Inc., a registered broker-dealer, for the purpose of establishing a trading plan to effect  purchases of Shares of
the  Issuer  in  compliance  with  all  applicable  laws,   including,   without
limitation,  Section 10(b) of the  Securities  Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule  10b5-1.  A copy of the  Purchase  Trading  Plan  Agreement is attached hereto as Exhibit 11 and incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibit:

            11.   Purchase  Trading Plan Agreement by and between Steel Partners
                  II, L.P. and Mutual Securities, Inc., dated July 18, 2007.

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 6 of 14 Pages
----------------------                                    ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2007                STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.,
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney in Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney In Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney In Fact for Warren G. Lichtenstein,
                                    Individually

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 7 of 14 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
    ------------------             --------               ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
         30,995                     12.9678                  07/18/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 8 of 14 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                             Page
      -------                                                             ----
1.    Joint Filing Agreement by and between Steel Partners II,             --
      L.P. and Warren G. Lichtenstein, dated as of December 11,
      2002 (previously filed).

2.    Joint Filing Agreement by and among Steel Partners II,               --
      L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein,
      dated as of January 21, 2004 (previously filed).

3.    Letter to the Board of Directors of GenCorp Inc., dated              --
      November 11, 2004 (previously filed).

4.    Letter to the Chairman of the Corporate Governance and               --
      Environmental / Government Issues Committee of GenCorp
      Inc., dated November 2, 2004 (previously filed).

5.    Letter to the Board of Directors of GenCorp Inc., dated              --
      November 15, 2004 (previously filed).

6.    Letter to the Board of Directors of GenCorp Inc., dated              --
      November 19, 2004 (previously filed).

7.    Shareholder Agreement by and between Steel Partners II,              --
      L.P. and GenCorp Inc., dated February 15, 2005 (previously filed).

8.    Joint Press Release, dated February 15, 2005 (previously             --
      filed).

9.    Amended and Restated Shareholder Agreement by and between            --
      GenCorp Inc. and Steel Partners II, L.P., dated February
      16, 2007 (previously filed).

10.   Powers of Attorney (previously filed).                               --

11.   Purchase Trading Plan Agreement by and between Steel               9 to 14
      Partners II, L.P. and Mutual Securities, Inc., dated July
      18, 2007.

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 9 of 14 Pages
----------------------                                    ----------------------

                         PURCHASE TRADING PLAN AGREEMENT

WHEREAS,   Steel  Partners  II,  L.P.,  a  Delaware  limited   partnership  (the
"Purchaser")  desires  to  purchase,  from  time to time,  certain  shares  (the
"Shares") of Common  Stock,  par value $.10 per share (the "Common  Stock"),  of
GenCorp. Inc., an Ohio corporation (the "Company").

WHEREAS, Warren Lichtenstein,  the managing member of the general partner of the
Purchaser,  and Jack Howard, an employee of an affiliate of the Purchaser,  have observer rights to the Board of the Company, and therefore, although on the date hereof they are not in possession of material  nonpublic  information  about the
Company,  they may become  aware of  material  nonpublic  information  about the
Company.

WHEREAS,  the Purchaser  desires to enter into this agreement for the purpose of establishing a trading plan to make  purchases of Shares in compliance  with all applicable laws, including,  but not limited to, Section 10(b) of the Securities
Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations promulgated thereunder,  including, but not limited to, Rule 10b5-1.  References herein to this "Agreement" refer to this agreement and specifically  include the trading plan described herein.

NOW, IT IS AGREED, as of this 18th day of July, 2007 by the Purchaser and Mutual
Securities, Inc. (the "Broker") as follows:

SECTION 1.  TERMS OF PURCHASE.

(a)   The Purchaser  desires that the Broker  effect  purchases of the Shares on its  behalf  in  accordance  with  trading  requirements  adopted  by  the
      Purchaser and to be delivered in writing to the Broker by separate  letter
      (the "Initial Trading Instructions").  The trading requirements adopted by the Purchaser are referred to herein as the "Program Period."

(b)   In furtherance of Section 1(a) hereof,  the Purchaser directs the Broker to purchase,  in customary brokerage  transactions,  the Shares, for the
      Purchaser's  account or accounts,  in the Broker's sole discretion as to execution and timing,  subject to the  condition  that as of the time of any purchase of Shares,  any  individual  employee of the Broker  making the Broker's  investment  decisions on behalf of the Purchaser shall not be in possession of or aware of material nonpublic  information relating to the Company's  business,  operations or prospects or the value of the
      Common Stock ("Material Nonpublic Information").

(c)   Notwithstanding the foregoing, the Broker shall not purchase Shares at any time when the Broker,  in its sole discretion,  shall have determined that such purchase would violate applicable law, including, without limitation,
      Section  10(b) of the 1934 Act and the rules and  regulations  promulgated thereunder  and Section 5 of the  Securities  Act of 1933, as amended (the
      "1933 Act").

(d)   The  Purchaser  agrees  that,  during  the  Program  Period,  it shall not exercise  any  subsequent  influence  over how,  when or whether to effect purchases  of the  Shares,  except  that  the  Purchaser  may  amend  this
      Agreement as set forth in Section 3 hereof.  Each of the Purchaser and the
      Broker  agrees  that it will not  discuss  with the  other  the  Company's business,  operations or prospects or any other  information  likely to be related to the value of the Shares or likely to  influence  a decision  to

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 10 of 14 Pages
----------------------                                    ----------------------

      purchase the Shares.  Notwithstanding  the  preceding  sentence,  with the approval of counsel to the Broker,  the  Purchaser  may  communicate  with
      Broker  personnel  who are not  responsible  for,  and have no  ability to influence, the execution of the trading plan set forth in this Agreement.

SECTION 2.  REPRESENTATIONS, WARRANTIES AND COVENANTS.

(a)   The Purchaser represents, warrants and covenants to the Broker as follows:

      (i)   The  Purchaser  is  not,  as of  the  date  hereof,  aware  of or in possession of Material Nonpublic Information.

      (ii)  During the term of this  Agreement,  the Purchaser  will not engage, and will not cause others to engage on behalf of the  Purchaser,  in any  transactions  (other than (x)  purchases of Shares  pursuant to this Agreement, or (y) exercises of stock options issued pursuant to the  Company's  stock  option  plans;  provided  that the  Purchaser complies with Rule 16b-3 under the 1934 Act in  connection  with any such  exercise and the related  securities)  involving  any security into  which the Common  Stock is  convertible  or any other  related security or derivative, including, without limitation, corresponding or  hedging  transactions  with  respect to the  Common  Stock.  The
            Purchaser  also agrees not to enter into any binding  contract  with respect to any transactions described in the preceding sentence.

      (iii) The Purchaser will at all times,  in connection with the performance of this  Agreement,  comply  with all  applicable  laws,  including, without  limitation,  Section  16 of the 1934 Act and the  rules and regulations promulgated thereunder.

      (iv)  The Purchaser  agrees to provide such additional  information and to
            execute  such   additional   documents  or  instruments  as  may  be
            reasonably requested by the Company or the Broker in connection with the  performance  of this Agreement and to confirm  compliance  with applicable law.

      (v)   The Company's  General Counsel (or his/her designee) has been sent a copy of this Agreement.

      (vi)  This Agreement  constitutes the legal,  valid and binding obligation of the  Purchaser  enforceable  against the  Purchaser in accordance with its terms, except as the enforceability  thereof may be limited by applicable  bankruptcy,  insolvency,  reorganization,  fraudulent conveyance,  moratorium and other laws affecting the  enforceability of creditors' rights and general principles of equity, and as rights to indemnity  hereunder may be limited by applicable law. The Shares
            are  not  subject  to  any  liens,   security   interests  or  other
            impediments to transfer, nor is there any litigation, arbitration or
            other   proceeding   pending,   or  to  the  Purchaser's   knowledge
            threatened, that would prevent or interfere with the purchase of the
            Shares under this Agreement.

(b)   The Broker represents, warrants and covenants to the Purchaser as follows:

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 11 of 14 Pages
----------------------                                    ----------------------

      (i)   The Broker has  implemented  reasonable  policies and  procedures, taking into consideration the nature of the Broker's business,  to ensure  that  individuals  making  investment  decisions  will not violate  the laws  prohibiting  trading  on the basis of  Material
            Nonpublic  Information.  These  policies  and  procedures  include those that  restrict any purchase or sale, or causing any purchase or sale,  of any  security  as to which the  Broker  has  Material
            Nonpublic  Information,   as  well  as  those  that  prevent  such
            individuals  from  becoming  aware  of or in  possession  of  such
            Material Nonpublic Information.

      (ii)  In connection with all purchases of Shares, the Broker shall deliver to the Purchaser and the Company by facsimile or electronic mail, no later than the close of  business  on the date such  transaction  is effected,  all information  necessary (to the extent that the Broker possesses such  information)  for the Purchaser to make all required
            Form 4 and 5 filings,  as required by Section  16(a) of the 1934 Act with  regard to  purchases  made  pursuant  to this  Agreement.  The information  shall be  delivered to the  attention of the  Company's
            General  Counsel,  by facsimile at (916)  351-8665 or by  electronic mail at mark.whitney@gencorp.com,  or such other facsimile number or electronic mail address designated in writing by the Company.

      (iii) This Agreement  constitutes the legal,  valid and binding obligation of the Broker enforceable  against the Broker in accordance with its terms,  except  as the  enforceability  thereof  may be  limited  by
            applicable  bankruptcy,   insolvency,   reorganization,   fraudulent
            conveyance,  moratorium and other laws affecting the  enforceability of creditors' rights and general principles of equity, and as rights to indemnity hereunder may be limited by applicable law.

SECTION  3. AMENDMENTS.   This   Agreement   (including   the  Initial   Trading
Instructions) may not be amended by the parties hereto,  except as follows:  The parties hereto may amend the provisions of this Agreement (including the Initial
Trading  Instructions) upon notice to the Company;  provided that at the time of such  amendment,  the  Purchaser  was not in  possession of or aware of Material
Nonpublic Information and only upon the written consent of the Company's General
Counsel (or his/her designee). Any modification by the Purchaser will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1.
The amended Agreement or Initial Trading Instructions, as the case may be, shall not take effect until 90 days after the amendment is adopted.  During the 90 day period  between the adoption date of the amendment and the effective date of the amendments,  the unmodified  Agreement or Initial Trading  Instructions,  as the
case may be, will remain in effect.

SECTION 4.  TERMINATION.  This  Agreement  shall  terminate  upon the earlier to occur of the following:

(a)   The close of business on October 18, 2007; or

(b)   The Broker  purchases  the maximum  number of Shares  allowable  under the
      Initial Trading  Instructions,  as may be amended as provided in Section 3 hereof; or

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 12 of 14 Pages
----------------------                                    ----------------------

(c)   The Agreement is terminated  by either party  immediately  upon receipt of written notice to the other party; provided, however, that with respect to any termination by the Purchaser pursuant to this Section 4(c) at the time of such  termination,  the  Purchaser was not in possession of or aware of
      Material Nonpublic Information and such termination was made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1; or

(d)   Any purchase  effected pursuant to this Agreement that violates (or in the opinion  of counsel  to the  Company  or the Broker is likely to  violate)
      Section 16 of the 1934 Act, any other provision of the Federal  securities laws or regulations adopted by the U.S. Securities and Exchange Commission thereunder, or any other applicable Federal or State law or regulation; or

(e)   The Purchaser materially breaches its obligations under this Agreement; or

(f)   The  Purchaser  and/or the Company  enter into a contract that prevents or materially restricts purchases by the Purchaser under this Agreement; or

(g)   If the  Agreement is  terminated  pursuant to Section 4 and a new purchase trading plan agreement with respect to purchases of the Purchaser's Common
      Stock is entered into with the Broker or any other  person,  the Purchaser hereby agrees that the new trading plan will not take effect until 90 days after the termination of this Agreement.

SECTION 5.  INDEMNIFICATION  AND LIMITATION ON LIABILITY;  NO TAX, ACCOUNTING
OR LEGAL ADVICE.

(a)   The  Purchaser  agrees to indemnify  and hold harmless the Broker (and its directors,  officers,  employees  and  affiliates)  from and  against  all claims,  liabilities,  losses,  damages and expenses (including reasonable attorneys'  fees and costs)  arising  out of or  attributable  to: (i) any material  breach  by  the  Purchaser  of  this  Agreement  (including  the
      Purchaser's  representations  and  warranties),  (ii) any violation by the
      Purchaser of applicable  laws or regulations and (iii) any action taken by the  Broker  in  good  faith  and  without  negligence  pursuant  to  this
      Agreement.  This  indemnification  will  survive the  termination  of this
      Agreement.

(b)   Notwithstanding  any other provision herein, the Broker will not be liable to the  Purchaser  for: (i) special,  indirect,  punitive,  exemplary,  or consequential  damages,  or  incidental  losses  or  damages  of any kind, including but not limited to lost profits,  lost savings,  and loss of use of facility or  equipment,  regardless  of whether  arising from breach of contract,  warranty,  tort,  strict  liability or  otherwise,  and even if advised of the  possibility of such losses or damages or if such losses or damages  could  have been  reasonably  foreseen,  or (ii) any  failure  to perform  or for any  delay in  performance  that  results  from a cause or circumstance  that is beyond its  reasonable  control,  including  but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems,  severe weather,  market disruptions or other causes commonly known as "acts of God."

(c)   The Purchaser acknowledges and agrees that the Broker has not provided the
      Purchaser  with any tax,  accounting  or legal advice with respect to this
      Agreement.

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 13 of 14 Pages
----------------------                                    ----------------------

SECTION 6.  GOVERNING  LAW. This Agreement will be governed by, and construed in accordance  with,  the laws of the  State of New  York,  without  regard to such
State's conflict of laws rules.

SECTION 7.  ENTIRE  AGREEMENT.  This Agreement  constitutes the entire agreement between  the parties  hereto with  respect to the  subject  matter  hereof,  and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

SECTION 8.  ASSIGNMENT.  This Agreement and each party's rights and  obligations hereunder may not be assigned or delegated without the written permission of the other  party and shall  inure to the  benefit  of each  party's  successors  and permitted assigns, whether by merger, consolidation or otherwise.

              [The remainder of this page intentionally left blank]

----------------------                                    ----------------------
CUSIP No. 368682100                   13D                    Page 14 of 14 Pages
----------------------                                    ----------------------

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

STEEL PARTNERS  II, L.P.

By: STEEL PARTNERS, L.L.C.
    its General Partner

By: /s/ Warren G. Lichtenstein
    --------------------------------
Name: Warren G. Lichtenstein
Title: Managing Member

MUTUAL SECURITIES, INC.

By: /s/ Ryan Sabol
    --------------------------------
Name:  Ryan Sabol
Title: Executive V.P.